609 Main Street

Houston, TX 77002

United States

+1 713 836 3600

www.kirkland.com

February 10, 2023

VIA EDGAR

Attention:	Cheryl Brown

Irene Barberena-Meissner

Mark Wojciechowski

John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Kodiak Gas Services, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 20, 2023

CIK No. 0001767042

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “Commission”) a revised Draft Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 1, 2023, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the revised Registration Statement (the “Prospectus”) that address the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on January 20, 2023

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Securities and Exchange Commission

February 10, 2023

Dividend Policy, page 52

1.

We note you added disclosure to indicate that you intend to pay dividends on your common stock and your ability to do so depends on the receipt of cash dividends from your operating subsidiaries. For all periods presented, you disclosed Cash Available for Dividends because you view it as a useful measure in assessing your ability to pay regular cash dividends to your stockholders.

Please expand your disclosures under this heading to include the following additional information:

•	Clarify if you determined the percentages or range of percentages of available cash that i) your operating subsidiaries will pay you and ii) you will pay your common shareholders.

•	The number of common shares that will participate in the dividends and the corresponding per share amounts.

•

Disclose your estimates of future dividends to your common shareholders for the immediately succeeding 12 month period on both a quarterly and annualized basis, also quantifying the underlying key assumptions, including volumes and prices corresponding to the various operating metrics presented on page 17, and adhering to Item 10(b) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised page 53 of the Registration Statement to clarify that we expect the Company to initially make quarterly dividends to all holders of our common stock on a fixed per share basis. The expected amount of our initial dividend will not be determined until the expected pricing range of the offering has been finalized.

We respectfully advise the Staff that we do not believe it would be appropriate to provide a projection of our estimated future dividends for the immediately succeeding 12 month period. While the Commission encourages the use of “management’s projections of future economic performance that have a reasonable basis and are presented in an appropriate format” in filings with the Commission pursuant to Item 10 of Regulation S-K (“Item 10”), the provision of any such projections is strictly optional. Item 10 acknowledges that “since a registrant’s ability to make projections with relative confidence may vary with all the facts and circumstances, the responsibility for determining whether to discontinue or to resume making projections is best left to management.”

Securities and Exchange Commission

February 10, 2023

We acknowledge that certain registrants, such as master limited partnerships, routinely provide projections in connection with their initial public offerings. However, such registrants voluntarily project a fixed dollar distribution, such as a “minimum quarterly distribution,” to be paid over a certain period of time following the offering, in part because their agreements of limited partnership require distribution of all “Available Cash” to unitholders on a quarterly basis. As a result, registrants of that nature have voluntarily made a projection of future cash available for distribution in accordance with Item 10 and therefore have been required to provide a full forecast of their earnings and cash flows anticipated to be generated for the forecast period, together with the applicable assumptions. As discussed above and in the Registration Statement, we do not have any obligation to pay a minimum quarterly dividend in the future, and the amount of any actual dividend we pay will not necessarily be based on the amount of Cash Available for Dividends. Further, the Company believes that its historical Net Cash Provided by Operating Activities, taken together with the calculation of Cash Available for Dividends, as presented on pages 22 and 69, adequately provides investors with sufficient information to assess the Company’s ability to pay dividends. For those reasons, the Company has chosen not to provide a forecast in the Registration Statement.

Financial Statements

Note 8. Stockholders’ Equity, page F-21

2.

We note your disclosure that Kodiak Holdings issued incentive awards to certain employees of Kodiak Gas Services, LLC known as the Class B incentive units (“Class B Units”). These Class B Units constitute “profits interests.” In the event of employment termination, vested Class B Units are automatically converted to Class C units. Each Class C Unit shall have the right to receive distribution up to the amount equal to the fair market value of such vested Class B Unit. Pursuant to the terms set forth in paragraphs 2a and 2b of Exhibit 10.5, 25% of the Class B Units are deemed Time Vested Units and 75% of the Class B units are deemed Performance Vested Units. Pursuant to paragraph 1 of Exhibit 10.5, Time Vested and Performance Vested Units are designated as Catch-Up Units and assigned a monetary value. Please address the following:

•

Revise your disclosure to clarify how fair value accrues to the holder of the Class B Units including the impact of designation as Catch-Up Units. For example, clarify if the holder is entitled to 1) convert to common shares, 2) future profits based on the achievement of certain performance hurdles, or 3) some other calculation of fair market value.

Securities and Exchange Commission

February 10, 2023

•

Tell us the significance of all redemption obligations including whether the right to receive distribution up to the amount equal to the fair market value of vested Class B Units allows for cash settlement and if so, how you considered classification as a liability pursuant to FASB ASC 815-40.

•	Cite the authoritative guidance on which you relied regarding your accounting for these incentive awards.

Response:

The Company respectfully acknowledges the Staff’s comment and has addressed its inquiries below:

Revise your disclosure to clarify how fair value accrues to the holder of the Class B Units including the impact of designation as Catch-Up Units. For example, clarify if the holder is entitled to 1) convert to common shares, 2) future profits based on the achievement of certain performance hurdles, or 3) some other calculation of fair market value.

We acknowledge the Staff’s comment. Please refer to our disclosure on page F-21 of this filing for revisions made. Class B Units and Class C units (“Class C Units”) are issued from Kodiak Holdings, which is a partnership holding company above the issuer. Kodiak Holdings has a general partner interest as well as three classes of limited partner interests (Classes A, B, and C). Class B Units and Class C Units are generally held by employees and directors of Kodiak Gas Services, LLC. All holders of Class B Units and Class C Units are entitled to distributions in accordance with the Kodiak Holdings distribution waterfall that take into account distribution thresholds set on the date of grant to ensure that the units are treated as “profits interests” for federal income tax purposes.

Other than in connection with the termination of a Class B Unit holder’s employment, Class B Units are not subject to any conversion. Upon certain terminations of employment, vested Class B Units (if any) automatically convert to Class C Units. These Class C Units represent the right to receive distributions from Kodiak Holdings pursuant to the distribution waterfall up to (but not in excess of) the amount equal to the fair market value of the corresponding converted Class B Units on the date of conversion. There are no performance hurdles associated with Class B Units that vest over time (“Time-Vested Units”) and, as such, the fair value for Time-Vested Units was determined as of the date of grant and is the basis for the Company’s recognition of a stock-based compensation expense for the Time-Vested Units. Certain of the Time-Vested Units were designated as “Catch-Up Units” at the time of grant because they have a right to receive priority distributions once the applicable threshold is achieved.

Securities and Exchange Commission

February 10, 2023

Tell us the significance of all redemption obligations including whether the right to receive distribution up to the amount equal to the fair market value of vested Class B Units allows for cash settlement and if so, how you considered classification as a liability pursuant to FASB ASC 815-40.

We acknowledge the Staff’s comment. The Company does not have redemption obligations or rights in respect of Class B Units or Class C Units. There is no cash settlement of the Class B Units or Class C Units themselves. Rather, the holders of Class B Units and Class C Units are entitled to distributions pursuant to the distribution waterfall. As discussed above, Class C Unit distributions are capped at the fair market value of the corresponding converted Class B Units on the date of conversion. The Class B Units were granted to employees and directors of Kodiak Gas Services, LLC by Kodiak Holdings. The Company recognizes stock-based compensation associated with the Class B Units pursuant to ASC 718. As the Class B Units were issued to compensate grantees in a share-based payment arrangement within the scope of ASC 718, the Class B Units are not within the scope of ASC 815-40 (specifically ASC 815-40-15-3(b)). For more details regarding the Kodiak Holdings ownership structure, please refer to the ownership diagram on page 14 of this filing.

Cite the authoritative guidance on which you relied regarding your accounting for these incentive awards.

We acknowledge the Staff’s comment. The Company treats the Class B Units as stock-based compensation pursuant to ASC 718.

The Class B Units (and the Class C Units into which the Class B Units may convert) represent a substantive class of equity and, therefore, are in the scope of ASC 718. The Company considered the following factors to justify that conclusion: the legal form of the instrument; its distribution rights; any claims to the residual assets of the entity upon liquidation; any substantive net assets underlying the interest; any rights to retain vested interests upon termination; whether there were any investment requirements to purchase the interests; transfer rights upon vesting; any voting rights; the Company’s intent in issuing the interest; provisions for realization of value; and repurchase features that may affect exposure to risks and rewards.

Pursuant to ASC 718, we considered the appropriate classification for the Class B and Class C Units pursuant to ASC 718-10-25. Specifically, we analyzed ASC 718-10-25-6 through 25-19.

Securities and Exchange Commission

February 10, 2023

ASC 718-10-25-7 and 25-8: Awards that would be classified as liabilities under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”).

There are three types of instruments that under ASC 480 would require liability classification. The Class B Units and the Class C Units do not meet any of the requirements for liability classification because: (i) they do not represent mandatorily redeemable financial instruments; (ii) there are no obligations to repurchase the equity interests; and (iii) there are no obligations to issue a variable number of interests as described in ASC 480.

ASC 718-10-25-9 and 25-10: Awards subject to repurchase features in which the holder is not subject to the risks and rewards of share ownership for a reasonable period of time.

The Class B Units (and corresponding Class C Units) are not subject to a call option.

ASC 718-10-25-11 and 25-12 are not applicable as the Class B Units and the Class C Units are not options or similar instruments. Similarly, ASC 718-10-25-13 through 25-14A are not applicable as the Class B Units and the Class C Units are indexed only to service and performance conditions.

ASC 718-10-25-15: Awards that are substantive liabilities and awards for which the employer can choose the method of settlement but does not have the intent or ability to settle with shares.

There are no provisions for cash settlement and there are no repurchase rights associated with the Class B Units or Class C Units. Accordingly, there are no features of the Class B Units or Class C Units that would prevent employees or directors from bearing the risks and rewards of equity ownership for a reasonable period of time. Kodiak Holdings does not have a practice of cash settling or repurchasing share-based payment awards in a manner that would prevent the employees or directors from bearing the risks and rewards of equity ownership for a reasonable period of time.

Neither ASC 718-10-25-18 nor 25-19 are applicable because Kodiak Holdings does not have a past practice of withholding Class B Units (or corresponding Class C Units) on behalf of its grantees to satisfy any tax obligations.

Based on the above guidance and evaluation, we concluded that the Awards are equity-classified.

Securities and Exchange Commission

February 10, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (713) 836-3786 or, in the undersigned’s absence, Jennifer Wu, P.C. at (512) 678-9150 or Atma Kabad at (713) 836-3364.

Sincerely,

/s/ Matthew R. Pacey, P.C.
Matthew R. Pacey, P.C.

cc:	Robert M. McKee (Chief Executive Officer, Kodiak Gas Services, Inc.)

John Griggs (Chief Financial Officer, Kodiak Gas Services, Inc.)

Kelly Battle (Executive Vice President, General Counsel, Chief Compliance Officer and

Corporate Secretary, Kodiak Gas Services, Inc.)

Ryan J. Maierson (Latham & Watkins LLP)

Ramnik S. Dhesi (Latham & Watkins LLP)